

December 20, 2013

Via E-mail
Mr. Mohan R. Maheswaran
Chief Executive Officer
Semtech Corporation
200 Flynn Road
Camarillo, California 93012-8790

> **Re: Semtech Corporation**
> **Form 10-K for the Fiscal Year Ended January 27, 2013**
> **Filed March 28, 2013**
> **Form 10-Q for the Fiscal Quarter Ended October 27, 2013**
> **Filed December 6, 2013**
> **Form 8-K dated November 18, 2013**
> **File No. 1-6395**

Dear Mr. Maheswaran:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 27, 2013

Products and Technology, page 5

1.   Please provide us, and include in future filings, the three-year revenue history by your disclosed product classes as required by Regulation S-K Item 101(c)(1)(i).

Intellectual Property, page 11

2.   Please tell us the portion of your business derived from patents that expire in the upcoming year.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 27

Provision for Taxes, page 30

3.   We note your disclosure in Note 14 on page 71 of a large foreign tax rate differential that contributes a significant income tax benefit. We also note that the "sales exclusion – foreign jurisdiction" contributed to a significant income tax benefit. In order to provide investors with greater insight into the items that impact your income taxes, please expand your disclosures in future filings to discuss these items in greater detail. For example, discuss what countries contribute to this foreign tax rate differential. Also discuss the underlying reasons for significant changes, such as that which occurred relating to your foreign tax rate differential from fiscal year 2012 to fiscal year 2013. Finally, discuss whether there are any known uncertainties or trends relating to the foreign tax rate differential or the sales exclusion that could impact your income taxes in future periods. Refer to Item 303(a) of Regulation S-K. Provide us with a sample of your proposed revised disclosure.

Critical Accounting Policies and Estimates, page 35

Impairment of Goodwill, Other Intangibles and Ling-lived Asses, page 37

4.   We note your disclosures here regarding goodwill, including your evaluation of goodwill for impairment. In light of the significance of your goodwill to your consolidated financial statements, please tell us whether any of your reporting units is at risk of failing step one of the impairment test because its fair value is not substantially in excess of carrying value and the basis for your conclusion. To the extent you determine that a reporting unit is at risk of failing step one of the impairment test, revise future filings to provide investors with greater insight into the potential impairment by providing the following information:

- Disclose the percentage by which the fair value exceeds the carrying value as of the date of the most recent test;
- Disclose the amount of goodwill allocated to the reporting unit;
- Provide a description of the methods and key assumptions used for the evaluation of that reporting unit;
- Provide a discussion of the degree of uncertainty associated with the key assumptions; and
- Provide a discussion of potential events and/or changes in circumstances that could be reasonably expected to negatively affect the key assumptions.

Notes to Consolidated Financial Statements, page 49

Note 1. Organization and Basis of Presentation, page 49

– Segment Information, page 49

5.   We note you have concluded you have one reportable segment that results from the aggregation of five operating segments. Please provide us with a detailed analysis supporting your conclusion that aggregation of the five operating segments is appropriate. Specifically, provide us with your quantitative analysis of whether the operating segments have similar economic characteristics. Refer to FASB ASC 280-10-50-11.

6.   Further to the above, we note your disclosure in your Form 8-K dated December 16, 2013 that you are combining your Advanced Communications and Gennum Product Groups into a new Signal Integrity and Product Group. Please explain to us how this change in your internal structure impacts your conclusions regarding the aggregation of your operating segments.

Note 14 – Income Taxes, page 71

7.   With regard to the table reconciling your effective tax rate to the statutory rate, please tell us what the item "sales exclusion – foreign jurisdiction" represents and why it is reflected as a reconciling item.

8.   We note you have recorded a $28.6 million non-current deferred tax asset relating to acquired NOL carryforwards. We further note your disclosures that "a portion' of this amount is from your acquisition of SMI. Please clarify for us how much of the deferred tax asset relates to SMI and the nature of any other significant components of this balance. Further, please describe to us in greater detail the nature of the limitations on the use of these NOL carryforwards. Finally, explain to us how your determination of the realizability of the deferred tax assets considered these acquired NOL carryforwards. For example, we note that SMI is domiciled in California, but you have a history of losses before income taxes in the United States.

Note 16 – Geographic Information and Concentration of Risk, page 79

9.   We note your disclosure of long-lived assets located within the United States and long-lived assets located outside the United States. Please revise future filings to separately disclose material assets in any individual foreign country. In this regard, we note your disclosures on page 24 regarding an assembly and production facility in Reynosa, Mexico.

Form 10-Q for Fiscal Quarter Ended October 27, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

10.   We note your references to design win and new product trends in your November earnings conference call. Please tell us how you believe you have presented these trends in this Form 10-Q, and tell us where your filings discuss the extent to which design wins may not result in revenue.

Results of Operations, page 26

11.   Where you attribute changes to multiple factors, please quantify for us the impact of each material factor, and provide any necessary discussion for investors to understand the impact of the change. Also clarify future filings accordingly. For example:

   * regarding your discussion of selling, general and administrative expenses on page 27, tell us to what extent you restrained discretionary spending and what discretionary spending you restrained.
   * regarding your discussion of gross profit on page 29, please tell us the extent of the impact of product mix, and tell us which products caused the change.

Net Sales, page 27

12.   Please tell us, and clarify in future filings, what you mean by "IP revenue;" quantify the impact of those sales, and explain why they became insignificant.

13.   Please tell us, and clarify in future filings, the reasons for the "softness" in demand. Is the extent of the demand for your products similar to the demand you believe the industry is experiencing? If not, what is causing the disproportionate impact on you?

Form 8-K dated November 18, 2013

Exhibit 99.1

14.   We note you disclose a number of forward-looking non-GAAP measures, including non-GAAP gross profit margin and non-GAAP tax rate. Regulation G requires that you provide a reconciliation of the forward looking non-GAAP measures to the appropriate forward-looking GAAP measure. If the forward-looking GAAP measure is not accessible, you are required to disclose that fact and provide reconciling information that is available without an unreasonable effort. Further, you must identify the information that is unavailable and disclose its probable significance. Please revise future filings to

provide the information required by Regulation G. Please note this comment also applies to your Form 8-K dated December 16, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Ted Moskovitz at (202) 551-3689 or Russell Mancuso, Legal Branch Chief, at (202) 551-3617 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief